SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: February 14, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: February 14, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

February 14, 2006
NEW ESTIMATE UPGRADES MEASURED AND INDICATED COAL
RESOURCES AT NARIIN SUKHAIT PROJECT, SOUTHERN MONGOLIA
IVANHOE LOOKS TO CREATE A STAND-ALONE PUBLICLY-LISTED
MONGOLIAN COAL AND POWER COMPANY
ULAANBAATAR, MONGOLIA —Gene Wusaty, Ivanhoe Mines’ President, Coal Division, and John Macken, Ivanhoe’s President, announced today that the company has received an updated resource estimate for its Nariin Sukhait Coal Project in southern Mongolia.
The new estimate, independently prepared by Norwest Corporation of Salt Lake City, Utah, has upgraded the measured and indicated coal resources to approximately 124 million tonnes, with an additional inferred coal resource of approximately 34 million tonnes.
Updated In-Place Coal Resources Summary for Nariin Sukhait
As of October 30, 2005

Area	ASTM	In-Place Resources (Tonnes)
	Group	Measured	Indicated	Inferred
South-East Field	High Volatile	38,822,000	13,828,000	12,412,000
West Field	Bituminous	40,663,000	30,677,000	21,346,000
Total		123,990,000		33,758,000

The updated resources reflect a gain of 6.9% in the measured plus indicated categories and a reduction of 18% in the inferred category.
The resources, which were delineated by a total of 212 drill holes, are considered to be of immediate interest as surface open-pit deposits that are amenable to near-term production for potential buyers in domestic and export markets. Drilling between August 9th and the end of the 2005 exploration program on October 30th was focused on in-fill holes that enabled further refinement of resource estimates and geologic interpretation of the coal fields.
Mr. Wusaty also announced that Ivanhoe is looking to separate the coal assets from the company’s core copper and gold assets and create a stand-alone, publicly-listed coal and power company. The decision follows an extensive strategic review with the company’s external advisors on measures to strengthen the company’s overall business and increase shareholder value.
“Separating businesses within an organization that have different capital requirements and operating characteristics can be a prudent way to unlock shareholder value,” said Mr. Wusaty. “We expect that a stand-alone coal company will attract a wider following among analysts and investors, while also allowing Ivanhoe’s management to focus on, and free up capital for, the company’s core copper and gold assets.”

The Nariin Sukhait coal deposits are in the southwest corner of the Omnogovi Aimag (Province), located in the southern Gobi area of Mongolia. The deposits are within the Gurvantes Soum, 320 kilometres southwest of the provincial capital of Dalanzadgad and 950 kilometres south of the nation’s capital of Ulaanbaatar. The Ivanhoe-controlled Nariin Sukhait property surrounds, and is adjacent to, the existing Nariin Sukhait Mine, owned and operated by the MAK-Qin Hua Mongolian/Chinese Joint Venture (MAK). The MAK operation currently consists of two open-pit mines on its 28.8-square-kilometre mining license. The Ivanhoe property consists of seven exploration licences that cover an area of 3,240 square kilometres. The project is approximately 40 kilometres north of the Mongolia-China border and the shipping terminus for a newly constructed, 450-kilometre Chinese rail line. A railway line from the Mongolia-China border to the Nariin Sukhait Mine area is being evaluated.
Intermittent coal outcrops of Late Permian-age occur along a strike-length of 90 kilometres in the upper plate sequence of an arcuate, east-west trending thrust fault, the dominant structural feature of the basin. Exploration programs have identified 10 coal seams at Nariin Sukhait. Total thickness for the coal-bearing sequence is approximately 1,370 metres, with a total coal thickness ranging from 68 metres to 250 metres. Ivanhoe’s exploration has been focused on identifying resources in seams above, and including, the No. 5 Seam — the thickest seam within the coal-bearing sequence.
Since beginning exploration at Nariin Sukhait in February 2005, Ivanhoe has been using a multi-faceted approach in its exploration program, employing field mapping, surface resistivity geophysics, trenching and drilling to identify coal resources.
In-place coal resources previously had been defined in three distinct areas at Nariin Sukhait, the South, East and West fields (see Ivanhoe’s October 13, 2005 news release). Additional drilling has led to reinterpretation of the geology of the South and East fields. The two fields have been merged into a larger, single field now known as the South-East Field. The South-East Field is directly adjacent to the East Pit, currently being mined for No. 5 Seam coal by the MAK operation. In the western portion (formerly South Field) of the field, the No. 5 seam projects down-dip from the East Pit as a single seam composed of multiple benches separated by narrow rock partings. In this part of the field, the No. 5 seam has an average thickness of 38.2 metres and is dipping at 45° to the south.
The West Field is located 6.5 kilometres west of the South-East Field, adjacent to and south of the MAK mining licence. The field is approximately 1.6 kilometres southwest of the MAK West Pit. A total of 88 drill holes have defined a measured and indicated resource of 71.3 million tonnes in the West Field. Along the southeast limb of the antiform, drilling has intersected seams Nos. 5 through 10 in strata dipping from 45° to 60° toward the southeast. Drilling has intersected Seams Nos. 7 through 10 dipping south-southwest at approximately 35°. The No. 5 Seam averages 36.4 metres thick along the southeast limb. The upper seams for the southeast limb have a combined average coal thickness of 12.1 metres. The upper seams on the northwest limb have a combined coal thickness averaging 16.5 metres.
Proximate and thermal testing has been completed for samples from 36 core holes and 45 reverse circulation drill holes. At this time, washability tests have been completed for samples from 26 drill holes and metallurgical tests have been completed for samples from 21 drill holes. Quality testing of the seams in both fields ranks the Nariin Sukhait coals as high-volatile bituminous under ASTM standards. Tests indicate that some of the No. 5 Seam in the West Field is high-rank, low-ash, low-sulphur coal that is suitable for making a high-volatile metallurgical blend.

Development study underway
Based on the October 30, 2005, geological model for Nariin Sukhait, Norwest has begun work on mining studies of the West and Southeast deposits. Completion of an initial mining study is anticipated next month, with more advanced studies to be completed when additional field data becomes available. The coal is expected to be mined by conventional open-pit truck/shovel methods. Geotechnical, hydrogeological and additional exploration drilling is scheduled for this spring and summer that will further define the resources and support the mine design. Ivanhoe and Norwest are currently evaluating a mine design that will support an operation capable of producing four million tonnes saleable coal per year.
A Detailed Environmental Impact Assessment (DEIA) is being carried out by ENCO, of Mongolia and also is scheduled to be completed next month. Ivanhoe has entered into discussions with potential Chinese customers interested in coal supply from Nariin Sukhait.
Based on actual market information from the adjoining MAK-Qin Hua Mongolian/Chinese Joint Venture (MAK) and discussions with potential customers in China, Ivanhoe’s Nariin Sukhait mine is expected to produce three coal products:
1.	Thermal coal for power generation;
2.	PCI coal for steel making; and
3.	Coking coal for blending. Although this coal is blended at a low percentage in coking plants in China, scheduled testing will establish the coal’s optimum coking characteristics.
Tsagaan Tolgoi coal deposit
Ivanhoe’s Tsagaan Tolgoi coal deposit is located 115 kilometres west of Ivanhoe’s Oyu Tolgoi copper and gold project and 113 kilometres southeast of the provincial capital of Dalanzadgad and approximately 100 kilometres north of the Mongolia-China border. In 2004, geologic mapping, trenching, open-hole and core-hole drilling were conducted on the property. A baseline system of drilling was employed with drill lines spaced on approximate 400-metre centres. A total of 46 holes were drilled. Data along each of the lines typically consist of an exploration trench and/or the identification of the coal seam in outcrop, and down-dip drill holes piercing the seam. Initial drilling indicates the following average coal quality characteristics:
In-Situ Coal Quality at Tsagaan Tolgoi (Norwest Dec. 2004). As Received Basis

	Average				Calorific
Seam	Thickness	Moisture%	Ash%	Sulfur%	Value
	(metres)				(kcal/kg)
1L	16.39	9.22	32.80	0.65	4,440
1U	12.74	9.24	29.04	0.65	4,798
3	5.77	17.55	16.24	0.61	5,145
4L	4.92	13.10	9.48	0.75	6,096
4U	6.31	12.97	13.70	0.58	5,746
5	5.64	12.56	15.21	0.53	5,545
Total		10.55	24.75	0.62	4,785
The drilling successfully intercepted significant thicknesses of coal along a strike length of approximately six kilometres. However, the drill-hole density was not sufficient to provide an estimate of resources in accordance with National Instrument 43-101. Ivanhoe will conduct an infill drilling program this spring to provide sufficient drill-hole density for a resource estimate.
Ivanhoe has retained Norwest Corporation and Crescent Technology Inc., of New Orleans, Louisiana, to carry out initial stage studies on mining and power generation opportunities at Tsagaan Tolgoi. Ivanhoe’s objective for its exploration and development program at Tsagaan Tolgoi is to delineate a sufficient quantity of thermal coal to supply a major, long-life, coal-fired generating plant to supply electricity to the Oyu Tolgoi Project and the residents in the sparsely populated southern part of Mongolia.
2006 coal drilling and exploration program
Ivanhoe’s 2006 coal exploration and drilling program is scheduled to begin in March. The program will focus on:
•	Nariin Sukhait mine infill drilling.

•	Nariin Sukhait mine area geotechnical holes.

•	Nariin Sukhait mine area hydrogeology holes.

•	Nariin Sukhait bulk sampling program for advanced metallurgical and coal quality testing in North American and Chinese laboratories.

•	Tsagaan Tolgoi infill and exploration drilling.

•	Field reconnaissance of South Gobi targets, trenching and exploratory drilling that will target more than 12 coal outcrops already identified within approximately 50 kilometres of Nariin Sukhait.
Qualified Person
Steven B. Kerr, Senior Geologist with Norwest Corporation and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical and scientific information contained in this release.
In accordance with NI 43-101, Norwest has used the referenced document, the Canadian Institute of Mining, Metallurgy and Petroleum’s CIM “Definition Standards on Mineral Resources and Reserves” adopted by CIM Council on November 14, 2004, and referenced the Geological Survey of Canada Paper 88-21, “A Standardized Coal Resource/Reserve Reporting System for Canada” (GSC Paper 88-21) during the classification, estimation and reporting of coal resources for the Nariin Sukhait property. The coal samples reported in the release were analyzed at the SGS Beckley, West Virginia, laboratory.
Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 135,000 square kilometres in central and southern Mongolia, where additional copper-gold and coal discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.
Ivanhoe shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s planned coal exploration and development program, pre-feasibility studies and planned mining, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.